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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Peru Copper Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
715455101
(CUSIP Number)
December 16 , 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	715455101	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Commonwealth Bank of Australia

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Australia

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,800,499(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		4,800,499

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,800,499

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.9 (2)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

(1)	Includes (i) 3,270,500 shares of Common Stock, and (ii) presently exercisable warrants to purchase 1,529,999 shares of Common Stock.

(2)	Calculated based on 97,486,473 Outstanding shares which includes 95,956,474 current number of outstanding common shares and 1,529,999 warrants.

CUSIP No. 715455101	13G	Page 3 of 7 pages

Item 1.(a)	Name of Issuer
          Peru Copper Inc

Item 1.(b)	Address of Issuer’s Principal Executive Offices
475 West Georgia Street
Vancouver, BC V6B 4M9
Canada

Item 2.(a)	Name of Persons Filing
          Commonwealth Bank of Australia

Item 2.(b)	Address of Principal Business Office or, if none, Residence
          48 Martin Place, Level 2, Sydney NSW 2000, Australia

Item 2.(c)	Citizenship
          Australia

Item 2.(d)	Title of Class of Securities
          Common Stock, No Par.

Item 2.(e)	CUSIP Number
          715455101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
          N/A

CUSIP No. 715455101	13G	Page 4 of 7 pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

4,800,499

(b)	Percent of class:

4.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote :

0

(ii)	Shared power to vote or to direct the vote:

4,800,499

(iii)	Sole power to dispose or to direct the disposition of :

0

(iv)	Shared power to dispose or to direct the disposition of :

4,800,499
The information contained in Items 5-11 of the cover page is incorporated herein by reference. The reporting person (“CBA”) may be deemed to beneficially own 4,800,499 shares of Common Stock and warrants of Peru Copper Inc (“PCR”) as a result of the aggregate holdings of certain of its wholly owned subsidiaries. The shares and warrants of PCR are traded on the Canadian Stock Exchange. The shares were acquired on the XTSE by Colonial First State Investments Limited, and First State Investment Management (UK) Limited, both of which are wholly owned subsidiaries of CBA . The Fund Managers in the CBA Group hold the shares for clients who may have shared voting and dispositive power with the Fund Managers in the CBA Group over the shares.

Item 5.	Ownership of Five Percent or Less of a Class
          N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Clients of the Fund Managers in the CBA Group have the ultimate right to receive any dividends from the common stock beneficially owned by the Reporting Person and the proceeds from the sale of such securities.

CUSIP No. 715455101	13G	Page 5 of 7 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          See Exhibit A.

Item 8.	Identification and Classification of Members of the Group
          N/A

Item 9.	Notice of Dissolution of Group

Item 10.	Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 715455101	13G	Page 6 of 7 pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2005	COMMONWEALTH BANK OF AUSTRALIA
By:

	Name:	John Damien Hatton
	Title :	Company Secretary

Colonial First State Investments Limited
By:

	Name:	Peter Sipek
	Title:	Head of Investment Management Support